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                              March 26, 2024

       Deric Eubanks
       President
       Stirling Hotels & Resorts, Inc.
       14185 Dallas Parkway, Suite 1200
       Dallas, TX 75254

                                                        Re: Stirling Hotels &
Resorts, Inc.
                                                            Pre-Effective
Amendment No. 1 to Registration Statement on Form 10-12G
                                                            Response dated
March 6, 2024
                                                            File No. 000-56623

       Dear Deric Eubanks:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Response dated March 6, 2024

       Item 1. Business
       Ownership Structure, page 10

   1. We acknowledge your response to prior comment 2. We note that your proposed revised text also deletes the
reference that you are the sole member of the sole general partner. To the extent that you are
the sole member of the sole general partner, please revise to reinsert this
disclosure.
       Item 7. Certain Relationships and Related Transactions. . .
       Other Activities by Ashford and its Affiliates, page 49

   2.                                                   We acknowledge your
response to prior comment 4 and your proposed revised
                                                        disclosures. In the
Post-Effective Amendment, please revise to explain how you would compete with Texas
Strategic Growth Fund, and that you may compete in the future with other additional
programs, which are also included in the definition of "Other Ashford
                                                        Accounts." In addition,
please revise to define "luxury" and "upper upscale chain."
 Deric Eubanks
Stirling Hotels & Resorts, Inc.
March 26, 2024
Page 2
Stirling Hotels (Predecessor) Financial Statements, page F-15

3. Please update the predecessor financial statements in your next amendment to include audited financial statements of the predecessor as of and for the year ended December 31,
       2023, or tell us why you believe such updated financial statements are not required at this time. Refer to item 8-08 of Regulation S-X.
General

4. We refer to your Forms 8-K filed February 15, 2024 and March 15, 2024 disclosing, among other information, the January 31, 2024 NAV per share and the February 29, 2024
       NAV per share, respectively. Please revise future current reports disclosing your most recent monthly NAV per share to disclose historical NAV information as well.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameDeric Eubanks
                                                             Division of
Corporation Finance
Comapany NameStirling Hotels & Resorts, Inc.
                                                             Office of Real
Estate & Construction
March 26, 2024 Page 2
cc:       Laura K. Sirianni
FirstName LastName